Exhibit 99.3

NiCE CXone Integration with Epic Brings Patient Engagement and Context into

One Workspace

New integration unifies communications and data in a single, AI-powered interface within Epic, enabling more connected, personalized, and efficient experiences

Hoboken, N.J., April 13, 2026 – NiCE (Nasdaq: NICE) today announced a new native integration between its CX AI platform, CXone, and Epic EHR. This integration brings records and communications together into a single AI-powered interface within Epic, empowering healthcare providers to deliver more connected, efficient, and personalized patient experiences.

Smarter, Seamless Engagement with Epic

Until now, many providers relied on third-party integrations that offered limited functionality. With NiCE’s direct connection, CXone is now officially listed on Epic Showroom under their ‘Toolbox’ integrations, offering healthcare organizations new opportunities to modernize engagement. The integration delivers:

•	Omnichannel Engagement – Patient interactions across voice, chat, SMS, WhatsApp, and social channels are all handled seamlessly.

~~•~~	AI-Powered Agent Support – With CXone Copilot and AutoSummary, agents receive contextual guidance, streamlined workflows, and automated summaries.

•	Compliance-Ready Workflows – Facilitates workflows to support HIPAA compliance with secure call recording and transcription

Together, these capabilities simplify agent workflows, reduce administrative burden, and create faster, more personalized patient experiences — benefits that translate into measurable improvements in both staff productivity and patient satisfaction.

“Our integration with Epic EHR puts AI-driven engagement tools directly into the system that providers use every day,” said Jeff Comstock, President of CX Product & Technology at NiCE. “This ensures agents can focus on meaningful patient conversations, ultimately improving both patient outcomes and staff experience.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.